UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Magellan Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559091307

 (CUSIP Number)

Ann Ormsby

Sopak AG

50 Berkeley Street

London W1J 8HD

United Kingdom

+44 207 412 3235

With copies to:

Matias Vega, Esq.

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559091307

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZEN OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 559091307

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 559091307

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 559091307

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sopak AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

Explanatory Note:

The following constitutes Amendment No. 1 to the joint filing on Schedule 13D by Glencore International plc (“Glencore plc”), Glencore International AG (“Glencore International”), Glencore AG and Sopak AG (collectively, the “Reporting Persons”) originally filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2012 (the “Schedule 13D”). This Amendment No. 1 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons obtained beneficial ownership of the Pledged Shares following the occurrence of the events and actions described in Item 3. On January 14, 2013, in a private transaction, Sopak AG entered into a Collateral Purchase Agreement with the Issuer whereby Sopak AG sold, assigned, transferred and delivered to the Issuer all of Sopak AG’s right, title and interest in and to the Pledged Shares (including the Warrant) and the Registration Rights Agreement for a total purchase price of $10,000,000. On January 15, 2013, the parties amended the Collateral Purchase Agreement to modify Sopak AG’s indemnification obligations thereunder. The proceeds of sale will be applied in accordance with the Pledge Agreement, including for the account of Yamalco to reduce the amount owed to Sopak AG under the Loan Agreement. The foregoing description of the Collateral Purchase Agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed with this Schedule 13D as Exhibits 15 and 16 and is incorporated herein by reference.

Subject to the foregoing, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) None of the Reporting Persons may be deemed to beneficially own, directly or indirectly, any shares of Common Stock.

(b) None of the Reporting Persons may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of any shares of Common Stock.

(c) Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has beneficial ownership of, or has engaged in any transaction during the past 60 days, in any shares of Common Stock.

(d) None.

(e) On January 14, 2013, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding shares of Common Stock.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Except as set forth in Items 3 and 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7 Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
1	Joint Filing Agreement, dated as of January 15, 2013, between Glencore International plc, Glencore International AG, Glencore AG and Sopak AG relating to the filing of a joint statement on Schedule 13D.

15	Collateral Purchase Agreement, dated as of January 14, 2013, between Sopak AG and Magellan Petroleum Corporation.

16	Amendment to Collateral Purchase Agreement, dated as of January 15, 2013, between Sopak AG and Magellan Petroleum Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2013

Glencore AG
By:	/s/ Andreas Hubmann
Name:	Andreas Hubmann
Title:	Director

By:	/s/ Stefan Peter
Name:	Stefan Peter
Title:	Officer
Glencore International AG
By:	/s/ Andreas Hubmann
Name:	Andreas Hubmann
Title:	Director

By:	/s/ Gerda Schwindt
Name:	Gerda Schwindt
Title:	Officer
Glencore International plc
By:	/s/ Steven Kalmin
Name:	Steven Kalmin
Title:	Director

Sopak AG
By:	/s/ Andreas Hubmann
Name:	Andreas Hubmann
Title:	Chairman

By:	/s/ Stefan Peter
Name:	Stefan Peter
Title:	Member